-----------------------
FORM 3                                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, DC 20549
-----------------------

                                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed        pursuant to Section 16(a) of the Securities Exchange
                         Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     |2. Date of Event      | 4. Issuer Name and Ticker or Trading Symbol
                                             |   Requiring          |
                                             |   Statement          |        Sun Healthcare Group, Inc.
                                             |   (Month/Day/Year)   |
Greenwich Street Capital Partners II, L.P.   |                      |
---------------------------------------------|       3/6/02         |---------------------------------------------------------------
(Last)              (First)       (Middle)   |                      | 5. Relationship of Reporting       |6. If Amendment, Date of
---------------------------------------------|----------------------|    Person(s) to Issuer             |   Original
                                             |3. I.R.S. Identifica- |          (Check all applicable)    |      (Month/Day/Year)
500 Campus Drive, Suite 220                  |   tion Number of     |                                    |
                                             |   Reporting Person,  | ___ Director       _X_ 10% Owner   |--------------------------
---------------------------------------------|   if an entity       | ___ Officer (give  ___ Other       |7. Individual or Joint/
                 (Street)                    |   (Voluntary)        |     title below)       (specify    |   Group Filing
                                             |                      |                         below)     |   (Check applicable List)
                                             |                      |        ----------------------      |___ Form filed by One
                                             |                      |                                    |    Reporting Person
                                             |                      |                                    |_X_ Form filed by More
Florham Park         NJ             07932    |                      |                                    |    than One Reporting
                                             |                      |                                    |    Person
---------------------------------------------|--------------------------------------------------------------------------------------
    (City)         (State)         (Zip)     |          Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                            |2. Amount of Securities | 3. Ownership        |  4. Nature of Indirect Beneficial
   (Instr. 4)                                   |   Beneficially Owned   |    Form: Direct     |     Ownership
                                                |   (Instr. 4)           |    (D) or Indirect  |     (Instr. 5)
                                                |                        |    (1) (Instr. 5)   |
------------------------------------------------|------------------------|---------------------|------------------------------------
Common Stock, par value $.01 per share          |          (2)           |         (2)         |           (2)
------------------------------------------------|------------------------|---------------------|------------------------------------
                                                |                        |                     |
------------------------------------------------|------------------------|---------------------|------------------------------------
                                                |                        |                     |
------------------------------------------------|------------------------|---------------------|------------------------------------
                                                |                        |                     |
------------------------------------------------|------------------------|---------------------|------------------------------------
                                                |                        |                     |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)  Greenwich Street Capital Partners II, L.P. is making this joint filing on
     Form 3 on its behalf and on behalf of the entities and individuals set forth on Annex A hereto in accordance with instruction 5(b)(v) to this Form
     3. The signature of Greenwich Street Capital Partners II, L.P. and of each of the entities and individuals on whose behalf Greenwich Street Capital
     Partners II, L.P. is making this joint filing appear on Annex C attached hereto.

(2)  Please see Annex B hereto.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).


                                     1 of 7


FORM 3 (continued)                       Table II-- Derivative Securities Beneficially Owned                                  (Over)
                                    (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative  | 2. Date Exercisable     | 3. Title and Amount of          | 4. Conversion or | 5. Ownership |6. Nature of
   Security             |    and Expiration Date  |    Securities Underlying        |    Exercise Price|    Form of   |   Indirect
   (Instr. 4)           |    (Month/Day/Year)     |    Derivative Security          |    of Derivative |    Derivative|   Beneficial
                        |                         |    (Instr. 4)                   |    Security      |    Security: |   Ownership
                        |                         |                                 |                  |              |   (Instr. 5)
                        |-------------------------|---------------------------------|                  |    Direct    |
                        | Date      | Expira-     |                      | Amount or|                  |    (D) or    |
                        | Exercisa- | tion Date   |         Title        | Number of|                  |    Indirect  |
                        | ble       |             |                      | Shares   |                  |    (I)       |
                        |           |             |                      |          |                  |    (Instr. 5)|
                        |           |             |                      |          |                  |              |
------------------------|-----------|-------------|----------------------|----------|------------------|--------------|-------------
                        |           |             |                      |          |                  |              |
------------------------|-----------|-------------|----------------------|----------|------------------|--------------|-------------
                        |           |             |                      |          |                  |              |
------------------------|-----------|-------------|----------------------|----------|------------------|--------------|-------------
                        |           |             |                      |          |                  |              |
------------------------|-----------|-------------|----------------------|----------|------------------|--------------|-------------
                        |           |             |                      |          |                  |              |
------------------------|-----------|-------------|----------------------|----------|------------------|--------------|-------------
                        |           |             |                      |          |                  |              |
------------------------|-----------|-------------|----------------------|----------|------------------|--------------|-------------
                        |           |             |                      |          |                  |              |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
      See Instruction 6 for procedure.


                                     2 of 7

                                ANNEX A TO FORM 3


         Greenwich Street Capital Partners II, L.P. is making this joint filing on Form 3 on its own behalf and on behalf of the following entities and individuals:

         1. GSCP (NJ), L.P.
         2. GSCP (NJ), Inc.
         3. Greenwich Street Investments II, L.L.C.
         4. GSC Recovery II, L.P.
         5. GSC Recovery II GP, L.P.
         6. GSC Recovery IIA, L.P.
         7. GSC Recovery IIA GP, L.P.
         8. GSCP Recovery, Inc.

         The business address for each of Greenwich Street Capital Partners II, L.P. ("GSCP II"), GSCP (NJ), L.P. ("GSCP (NJ) LP"), GSCP (NJ), Inc. ("GSCP (NJ) Inc."), Greenwich Street Investments II, L.L.C. ("GSI"), GSC Recovery II, L.P. ("Recovery II"), GSC Recovery II GP, L.P. ("Recovery II GP"), GSC Recovery IIA, L.P. ("Recovery IIA") and GSC Recovery IIA GP, L.P. ("Recovery IIA GP") is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The business address for GSCP Recovery, Inc. ("Recovery I") is c/o GSC Partners, 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932

                                ANNEX B TO FORM 3

         Set forth below are the responses to Items 2, 3 and 4 of Table I of this Form 3:

         (a) Pursuant to the terms of the Issuer's Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code filed in the U.S. Bankruptcy Court for the District of Delaware on December 18, 2001 (the "Plan"), holders of certain allowed claims are entitled to receive, as of February 28, 2002, shares of the Common Stock of the Issuer. Accordingly, Recovery I, Recovery II and Recovery IIA, as holders of allowed claims, will be issued 573,434 shares, 505,470 shares and 77,858 shares, respectively, of Common Stock. Such allowed claims related to indebtedness of the Issuer which had been acquired by them in market transactions. The funds used by them to acquire such indebtedness were derived primarily from capital contributions of their respective direct or indirect partners.

         (b) Recovery I will be the direct beneficial owner of 573,434 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that GSCP II is, for purposes of Section 16 of the Securities Act of 1933, as amended (the "Securities Act") or otherwise, the beneficial owner of any other securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (c) Recovery II will be the direct beneficial owner of 505,470 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that Recovery II is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any other securities


                                     3 of 7
reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (d) Recovery IIA will be the direct beneficial owner of 77,858 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that Recovery IIA is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any other securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (e) By virtue of its position as general partner of GSCP II, GSI may be deemed to be the indirect beneficial owner of an aggregate of 573,434 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that GSI is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (f) By virtue of its position as general partner of Recovery II, Recovery II GP may be deemed to be the indirect beneficial owner of an aggregate of 505,470 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that Recovery II GP is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (g) By virtue of its position as general partner of Recovery IIA, Recovery IIA GP may be deemed to be the indirect beneficial owner of an aggregate of 77,858 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that Recovery IIA GP is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (h) By virtue of its position as manager of GSCP II, Recovery II and Recovery IIA, GSCP (NJ) LP may be deemed to be the indirect beneficial owner of an aggregate of 1,156,762 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that GSCP (NJ) LP is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (i) By virtue of its position as general partner of GSCP (NJ) LP, GSCP
(NJ) Inc. may be deemed to be the indirect beneficial owner of an aggregate of 1,156,762 shares of Common Stock. Nothing in this Form 3 shall be deemed an admission that GSCP (NJ) Inc. is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

         (j) By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and limited partners of GSCP (NJ) LP, each of Alfred
C. Eckert III, Keith W. Abell, Sanjay H. Patel, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman and Christine K. Vanden Beukel may be deemed to be indirect beneficial owners of an aggregate of 1,156,762 shares of Common Stock. Nothing in this Form 3 shall be deemed an


                                     4 of 7
admission that each of Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Ms. Vanden Beukel is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 3 in which he or she does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.



                                ANNEX C TO FORM 3

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 12, 2002

                               GREENWICH STREET CAPITAL PARTNERS II, L.P.


                               By: Greenwich Street Investments II, L.L.C., its general partner


                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Managing Member


                               GSC RECOVERY II, L.P.


                               By:  GSC Recovery II GP, L.P., its general
                                    partner

                               By:  GSC RII, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President


                                     5 of 7

                               GSCP (NJ), L.P.

                                    By:  GSCP (NJ), Inc., its general partner

                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H.Patel
                                         Title: Co-President

                               GSCP (NJ), INC.

                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President


                               GREENWICH STREET INVESTMENTS II, L.L.C.

                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Managing Member


                               GSC RECOVERY II GP, L.P.


                               By:  GSC RII, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President

                               GSC RECOVERY IIA, L.P.


                               By:  GSC Recovery IIA GP, L.P., its general
                                    partner

                               By:  GSC RIIA, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President


                                     6 of 7

                               GSC RECOVERY IIA GP, L.P.


                               By:  GSC RIIA, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner


                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President


                               GSCP RECOVERY, INC.


                                    By:  /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President





                               ALFRED C. ECKERT III, KEITH W. ABELL,
                               SANJAY H. PATEL, RICHARD M. HAYDEN
                               ROBERT A. HAMWEE, THOMAS V. INGLESBY,
                               MATTHEW C. KAUFMAN and
                               CHRISTINE K. VANDEN BEUKEL

                               By:  /s/ Matthew C. Kaufman*
                                    -------------------------------------------
                                    as Attorney-in-Fact

                               By:  /s/ Andrew J. Wagner*
                                    --------------------------------------------
                                    as Attorney-in-Fact




                           *Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A filed by Greenwich Street Capital Partners II, L.P. et al. on January 4, 2002 and incorporated herein by reference.


                                     7 of 7